02045860

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 9, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ____________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ____________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

July 10, 2002

THE TORONTO STOCK EXCHANGE
The Stock Exchange Tower 2 First Canadian Place 130 King Street West
Toronto, Ontario M5X 1J2

FAXED

ATTENTION: Ms. Glenda Barbour, Corporate Reporting Officer

Dear Glenda:

RE: Precision Drilling Corporation Employee Stock Option Plan

Precision Drilling

According to our records and our letter dated June 10, 2002 the total number of stock options outstanding under the Employee Stock Option Plan as at May 31, 2002 was 4,544,936.

A reconciliation is as follows:	
Outstanding as at May 31, 2002, 2002	**4,394,511**
• A- Options granted	+0
• B - Options expired	0
• C - Options canceled due to change in employment status	-1,200
• D - Options exercised	-262,660
Total options at June 30, 2002	**4,130,651**
Stock Option Plan Pre-1996 closing balance at June 30/02	500
Stock Option Plan 1 closing balance at June 30/02	0
Stock Option Plan 2 closing reserve balance at June 30/02	0
Stock Option Plan 3 closing reserve balance at June 30/02	0
Stock Option Plan Third Amendment 1997 reserve balance at June 30/02	155,190
Stock Option Plan 2001 reserve balance at June 30/02	145,805
Stock Option Plan 2002 reserve balance at June 30/02	103,063
TOTAL	**404,558**

At June 30, 2002 there were 53,887,574 Common Shares issued and outstanding. All options granted have been granted pursuant to the terms and provisions of the Company's Stock Option Plan as approved by the shareholders.

If you should have any questions on the attached information, please do not hesitate to contact me.

Yours truly,

Jan Campbell

Jan Campbell
Corporate Secretary

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

OPTION REPORT FOR THE MONTH ENDED
June 30/02

A. OPTIONS GRANTED

NAME	NO. OF OPTIONS	DATE GRANTED	OPTION PRICE	EXERCISE BEGINNING DATE	Plan #	EXPIRY DATE	

TOTAL 0

B. OPTIONS EXPIRED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE Expired	EXPIRY DATE	Plan #		

TOTAL 0

C. OPTIONS CANCELLED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE CANCELLED	EXPIRY DATE	Plan #		
Denise Verhoeven	1200	$40.280	June 30/02	July 31/06	5		

TOTAL 1,200

D. OPTIONS EXERCISED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Hank Swartout	17,574	$24.500		June 30/02	June 3/02	$56.670	1
Hank Swartout	32,426	$24.500		June 30/02	June 3/02	$56.670	2
Hank Swartout	4,786	$24.500		June 30/02	June 4/02	$54.600	2
Hank Swartout	20,214	$24.500		June 30/02	June 4/02	$54.600	3
Hank Swartout	25,000	$24.500		June 30/02	June 5/02	$54.280	3
Hank Swartout	25,000	$24.500		June 30/02	June 6/02	$54.520	3
Hank Swartout	71,560	$24.500		June 30/02	June 7/02	$55.750	3
Hank Swartout	6,000	$24.500		June 30/02	June 10/02	$55.620	3
Hank Swartout	44,000	$34.500		June 30/02	June 10/02	$55.620	4
Garth Wiggins	8,500	$44.375	Sept 19/97	June 30/02	June 4/02	$55.500	4
Brenda Balderson	450	$33.500	Sept 4/99	Aug 31/04	June 12/02	$54.650	4
Dave Iwanicki	1,500	$33.500	Sept 4/99	aug 31/04	June 13/02	$55.800	4
Marlin Polowick	250	$33.600	Oct 28/99	Oct 31/04	June 14/02	$56.430	4
Bob Stockton	500	$40.250	Nov 14/00	Oct 31/05	June 17/02	$57.280	5
Garth Wiggins	1,500	$44.375	Sept 19/97	June 30/02	June 19/02	$56.400	5
Jim Laye	500	$25.500	June 16/98	July 31/03	June 20/02	$56.400	4
Ian Cameron	450	$40.250	Nov 14/00	Oct 31/05	June 21/02	$54.340	5
David Mouser	450	$33.500	Sept 4/99	Aug 31/04	June 18/02	$56.440	4
Robert Knowles	1,000	$40.250	Nov 14/00	Oct 31/05	June 20/02	$55.900	5
Kelly Townsend	500	$34.700	Feb 10/00	Feb 28/05	June 21/02	$54.280	4
Dean Yuill	500	$33.600	Oct 28/99	Oct 31/04	June 27/02	$53.700	4

TOTAL **262,660**

STOCK OPTION PLAN 0" (Previous Plans)

A reconciliation is as follows:

Opening Stock Option Balance May 31, 2002 0

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal +0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal -0

- **C - Options cancelled due to change in employment status**

Subtotal -0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal -0

Closing Stock Option Plan Balance (June 30, 2002) 0

SUMMARY

Opening Balance Stock Option Plan 0	826,222
Additional Listings Under Plan	0
Stock Options Granted to date	-41,000
Stock Options Cancelled to date	+41,000
Stock Options Expired to date	+0
Stock Options Exercised to date	-710,322
Balance of Stock Option Plan '0' as of June 30, 2002	115,900

STOCK OPTION PLAN "1"

A reconciliation is as follows:

Opening Stock Option Balance (May 31, 2002) 17,574

- **A- Options granted**

DATE	NAME DATE OF GRANT	PRICE	NUMBER
Subtotal			
0			

- **B - Options expired**

DATE	NAME DATE OF GRANT	PRICE	NUMBER
Subtotal			
0			

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER
Subtotal				-0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
June 3/02	Hank Swartout	$24.50		17,574
Subtotal				-17,574
Closing Stock Option Plan Balance (June 30/02)				0

SUMMARY

Opening Balance Stock Option Plan 1	436,266
Additional Listings Under Plan	0
Stock Options Granted to date	-16,000
Stock Options Cancelled to date	+16,000
Stock Options Expired to date	0
Stock Options Exercised to date	-436,266

Balance of Stock Option Plan '1' as of June 30/02 0

STOCK OPTION PLAN "2"

A reconciliation is as follows:

Opening Stock Option Balance (May 31, 2002) **145,212**

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal +0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal 0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER

-0

- **D - Options exercised**

Name	**#**	**Date Granted**	**Expiry**	**Exercise Date**	Price
Hank Swartout	32,426		June 30/02	June 3/02	25.50
Hank Swartout	4786		June 30/02	June 4/02	25.50

Subtotal -37,212

Closing Stock Option Plan Balance (June 30/02) **108,000**

SUMMARY

Opening Balance Stock Option Plan 2	1,297,512
Additional Listings Under Plan	0
Stock Options Granted to date	-627,500
Stock Options Cancelled to date	+519,500
Stock Options Expired to date	0
Stock Options Exercised to date	-1189512

Balance of Stock Option Plan '2' as of June 30/02 **0**

STOCK OPTION PLAN "3"

A reconciliation is as follows:

Opening Stock Option Balance (May 31/02)	170,474

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal	+0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal	0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER

Subtotal	-0

- **D - Options exercised**

DATE	**NAME**	**DATE OF GRANT**	**PRICE**	**NUMBER**

See Schedule 'A'

Subtotal	-147,774
Closing Stock Option Plan Balance (June 30/02)	22,700

SUMMARY

Opening Balance Stock Option Plan 3	593,488
Additional Listings Under Plan	0
Stock Options Granted to date	-61,900
Stock Options Cancelled to date	+39,200
Stock Options Expired to date	0
Stock Options Exercised to date	-570,788
Balance of Stock Option Plan '3' as of June 30/02	0

D. OPTIONS EXERCISED SCHEDULE 'A'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Hank Swartout	20,214	$24.500		June 30/02	June 4/02	$54.600	3
Hank Swartout	25,000	$24.500		June 30/02	June 5/02	$54.280	3
Hank Swartout	25,000	$24.500		June 30/02	June 6/02	$54.520	3
Hank Swartout	71,560	$24.500		June 30/02	June 7/02	$55.750	3
Hank Swartout	6,000	$24.500		June 30/02	June 10/02	$55.620	3

TOTAL **147,774**

THIRD AMENDMENT TO STOCK OPTION PLAN 1997 (4C)

A reconciliation is as follows:

Opening Stock Option Balance (May 31/02) 2,043,876

- **A- Options granted**

NAME	Number	DATE OF GRANT	PRICE	
Subtotal				+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
				0
Subtotal				

- **C - Options cancelled due to change in employment status**

Subtotal -0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
	SEE SCHEDULE 'B' ATTACHED			
				-58,150

Closing Stock Option Plan Balance (June 30/02) 1,985,726

SUMMARY

Opening Balance Stock Option Plan 1997	1,116,436
Additional Listings Under Plan	+731,476
Additional Listing Under Plan	+800,197
Additional Listings Under Plan	+691,417
Stock Options Granted to date	-2,987,302
Stock Options Cancelled to date	+1,001,576
Stock Options Expired to date	0
Stock Options Exercised to date	-1198610

Balance of Third Amendment Stock Option Plan 1997 as of June 30/02 155,190

D. OPTIONS EXERCISED

SCHEDULE 'B'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	:XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Hank Swartout	44,000	$34.500		June 30/02	June 10/02	$55.620	4
Garth Wiggins	8,500	$44.375	Sept 19/97	June 30/02	June 4/02	$55.500	4
Brenda Balderson	450	$33.500	Sept 4/99	Aug 31/04	June 12/02	$54.650	4
Dave Iwanicki	1,500	$33.500	Sept 4/99	aug 31/04	June 13/02	$55.800	4
Marlin Polowick	250	$33.600	Oct 28/99	Oct 31/04	June 14/02	$56.430	4
Garth Wiggins	1,500	$44.375	Sept 19/97	June 30/02	June 19/02	$56.400	4
Jim Laye	500	$25.500	June 16/98	July 31/03	June 20/02	$56.400	4
David Mouser	450	$33.500	Sept 4/99	Aug 31/04	June 18/02	$56.440	4
Kelly Townsend	500	$34.700	Feb 10/00	Feb 28/05	June 21/02	$54.280	4
Dean Yuill	500	$33.600	Oct 28/99	Oct 31/04	June 27/02	$53.700	4

TOTAL **58,150**

STOCK OPTION PLAN 2001 (Plan Number 5)

A reconciliation is as follows:

Opening Stock Option Balance (May 31/02)	**1,229,075**

- **A- Options granted**

Name	Date of Grant	Number	Price

Subtotal	+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
				0
Subtotal				

- **C - Options cancelled due to change in employment status**

June 30/02	Denise Verhoeven	1200	$40.28	
Subtotal				-1,200

- **D - Options exercised**

SEE SCHEDULE 'c' ATTACHED

	-1,950
Closing Stock Option Plan Balance (June 30/02)	**1,225,925**

SUMMARY

Opening Balance Stock Option Plan 5	1,405,180
Additional Listings Under Plan	+0
Stock Options Granted to date	-1,421,224
Stock Options Cancelled to date	+195,299
Stock Options Expired to date	0
Stock Options Exercised to date	-33,450
Balance of Stock Option Plan 5 as of June 30/02	**145,805**

D. OPTIONS EXERCISED

SCHEDULE 'C'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Bob Stockton	500	$40.250	Nov 14/00	Oct 31/05	June 17/02	$57.280	5
Ian Cameron	450	$40.250	Nov 14/00	Oct 31/05	June 21/02	$54.340	5
Robert Knowles	1,000	$40.250	Nov 14/00	Oct 31/05	June 20/02	$55.900	5

TOTAL **1,950**

STOCK OPTION PLAN 2002 (Plan Number 6)

A reconciliation is as follows:

Opening Stock Option Balance (May 31, 2002)	<u>788,300</u>

- **A- Options granted**

Name	Date of Grant	Number	Price	
Subtotal				+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
Subtotal				0

- **C - Options cancelled due to change in employment status**

NAME	Number	PRICE	DATE CANCELED	
Subtotal				-0

- **D - Options exercised**

NAME	**NUMBER**	**PRICE**	**DATE OF GRANT**	
				-0

Closing Stock Option Plan Balance (June 30/02)	<u>788,300</u>

SUMMARY	
Opening Balance Stock Option Plan 6	891,363
Additional Listings Under Plan	+0
Stock Options Granted to date	-805,100
Stock Options Cancelled to date	+16,800
Stock Options Expired to date	0
Stock Options Exercised to date	-0
Balance of Stock Option Plan 6 as of June 30/02	<u>103,063</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: [signature]
Jan Campbell
Corporate Secretary

Date: July 9, 2002